METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.

Date of Material Change

June 16, 2008

Item 3.

Press Release

A news release with respect to the material change referred to in this report was issued on June 16, 2008 and subsequently filed on Sedar.

Item 4.

Summary of Material Change

Metallica Resources Inc. announced that its wholly owned subsidiary Minera Metallica Resources Chile Ltda. (Metallica) has entered into an agreement with Antofagasta Minerals S.A. (Antofagasta), a Chilean company and wholly owned subsidiary of Antofagasta PLC, whereby Antofagasta has the option to earn up to a 70% interest in Metallica’s Rio Figueroa copper-gold project. The Rio Figueroa project is currently 100% owned by Metallica and is located approximately 125 kilometers northeast of Metallica’s 30% owned El Morro project.

Item 5.

Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.

Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.

Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as June 23, 2008

METALLICA RESOURCES INC.

By: /s/ Bradley J. Blacketor

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

Schedule A

PRESS RELEASE

METALLICA RESOURCES SIGNS OPTION AGREEMENT FOR ANTOFAGASTA
MINERALS TO EARN 70% INTEREST IN RIO FIGUEROA PROJECT

June 16, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that its wholly owned subsidiary Minera Metallica Resources Chile Ltda. (Metallica) has entered into an agreement with Antofagasta Minerals S.A. (Antofagasta), a Chilean company and wholly owned subsidiary of Antofagasta PLC, whereby Antofagasta has the option to earn up to a 70% interest in Metallica’s Rio Figueroa copper-gold project. The Rio Figueroa project is currently 100% owned by Metallica and is located approximately 125 kilometers northeast of Metallica’s 30% owned El Morro project.

The agreement provides Antofagasta with the right to earn an initial 30% interest in the project by making a US$50,000 cash payment to Metallica upon signing and a firm commitment for cash purchase payments to Metallica totaling US$2.6 million by September 2, 2009. Metallica will in turn use the $2.6 million in cash payments to complete its option to purchase a 100% interest in the project from SCM Los Potrillos, an underlying property owner controlled by the Chilean National Mining Company (ENAMI). Upon completion of its option to earn a 30% interest, the project will be operated under a joint venture shareholder’s agreement between the companies. Antofagasta also has the option to earn an additional 20% interest in the project by completing US$7 million in exploration expenditures by June 5, 2012, two-thirds of which must be directed specifically toward exploration drilling activities which are to commence by June 5, 2009. Should Antofagasta elect not to exercise its option to earn a 50% interest, the project will be operated by both companies as a 30:70 joint venture with Metallica retaining the majority interest. Alternatively, upon completion of the second option, Antofagasta will hold a 50% interest in the project and an option to earn an additional 20% interest by completing a feasibility study for the project and making a final cash payment of US$5 million to Metallica by June 5, 2015. After earning a 70% interest, based on a positive feasibility study and a decision to develop the project to commercial production, Metallica may request Antofagasta to use its best efforts to arrange financing for the development program on a common projects financing basis, utilizing the project’s assets and future cash flows as security for financing. Should Antofagasta elect not to exercise its option to earn a 70% interest, the project will continue to be operated by both companies as a 50:50 joint venture.

The Rio Figueroa project is situated along a southern extension of the Domeyko fault system within the Eocene-Oligocene porphyry belt, host to some of the world’s largest copper deposits. Since acquiring the property in 2004, Metallica has invested approximately US$1 million in combined cash purchase option payments and land holding fees and an estimated US$3.15 million in direct exploration expenditures. The latter includes the completion of 56 drill holes totaling 14,344 meters, nearly two-thirds of which has been focused on the Cerro Matta target where drilling by Metallica has intercepted significant copper-gold mineralization over a zone measuring 400 meters wide by 500 meters long and at least 600 meters deep.

Among the significant drill intercepts received from Cerro Matta to date are 294 meters averaging 0.42% copper and 0.55 g/t gold from 314 to 608 meters in hole MDH-2, 422 meters averaging 0.24% copper and 0.28 g/t gold from 22 to 444 meters in hole MDH-8, and 158 meters averaging 0.37% copper and 0.56 g/t gold from 288 to 446 meters in hole MRC-15. Supporting ground magnetics and IP-Resitivity surveys over Cerro Matta and the surrounding area further suggest the Cerro Matta target represents the upper part of a larger porphyry copper-gold system that remains open to further exploration in at least three directions and at depth.

"We are very pleased Antofagasta Minerals has joined us to advance the Rio Figueroa project", stated Metallica’s President and CEO Richard Hall. "Antofagasta’s position as one of the world’s largest copper producers with major mining operations in Chile and an international focus that includes exploration programs in several other countries offers unparalleled experience and depth for the advancement of the Rio Figueroa project".

Actlabs Chile S.A. of Coquimbo, Chile has completed all of Metallica’s analytical work for the Rio Figueroa project to date. The analytical methods used for drill hole samples is geochemical analysis for copper and fire assay with atomic absorption finish for gold. A map showing drill hole locations and a table of drill hole location coordinates will be provided with a Material Change Report to be filed on SEDAR within 10 days of this press release. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of all exploration work performed by Metallica to date and the presentation of the information contained in this press release is Mr. Mark A. Petersen, Certified Professional Geologist – AIPG and Vice President of Exploration for Metallica Resources Inc.

Metallica Resources is a Canadian gold and silver producer. It currently has 96.5 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

A table of drill hole location coordinates and a map showing drill hole locations is detailed below:

	Target Area	Drill Hole	UTM North	UTM East	Elevation (masl)	Azimuth (deg)	Dip (deg)	Total Depth (m)	Drilling Method	Year Drilled
1	Co Matta	MDH-01	6,949,373	450,198	3,660	340	-60	420	Core	2006
2	Co Matta	MDH-02	6,949,372	450,094	3,718	340	-75	608	Core	2006
3	Co Matta	MDH-03	6,949,514	450,253	3,638	340	-65	311	Core	2006
4	Matta North	MDH-04	6,949,740	450,061	3,522	160	-60	626	Core	2007
5	Co Matta	MDH-05	6,949,733	450,291	3,484	210	-55	757	Core	2007
6	Matta North	MDH-06	6,949,742	449,967	3,530	160	-55	681	Core	2007
7	Co Matta	MDH-07	6,949,802	449,735	3,557	40	-70	551	Core	2007
8	Co Matta	MDH-08	6,949,446	450,076	3,735	220	-77	653	Core	2007
9	Co Matta	MRC-01	6,949,642	450,482	3,443	330	-60	100	Rev Circ	2005
10	Co Matta	MRC-02	6,949,671	450,461	3,445	250	-60	384	Rev Circ	2005
11	Co Matta	MRC-03	6,949,968	449,806	3,653	75	-70	250	Rev Circ	2005
12	Co Matta	MRC-04	6,950,232	450,403	3,527	180	-70	250	Rev Circ	2005
13	Co Matta	MRC-05	6,949,874	450,157	3,462	220	-60	300	Rev Circ	2005
14	Co Matta	MRC-06	6,950,943	450,403	3,654	275	-65	200	Rev Circ	2005
15	Co Matta	MRC-07	6,949,420	450,060	3,741	40	-60	500	Rev Circ	2005
16	Co Matta	MRC-08	6,949,040	450,300	3,664	40	-60	500	Rev Circ	2005
17	Co Matta	MRC-09	6,949,400	450,200	3,660	340	-60	400	Rev Circ	2005
18	Co Matta	MRC-10	6,949,260	450,140	3,651	40	-60	300	Rev Circ	2005

19	Co Matta	MRC-11	6,949,085	450,000	3,712	90	-70	300	Rev Circ	2005
20	Co Matta	MRC-12	6,949,310	449,856	3,750	40	-60	318	Rev Circ	2005
21	Co Matta	MRC-13	6,949,430	450,054	3,741	340	-60	342	Rev Circ	2005
22	Co Matta	MRC-14	6,949,720	449,830	3,544	40	-60	264	Rev Circ	2005
23	Co Matta	MRC-15	6,949,260	450,140	3,655	340	-58	426	Rev Circ	2005
24	Matta North	CIRC-01	6,951,000	450,665	3,645	300	-60	400	Rev Circ	2005
25	Rodriguez	RRC-01	6,951,000	451,100	3,785	120	-70	552	Rev Circ	2005
26	Rodriguez	RRC-02	6,950,830	451,185	3,845	140	-60	348	Rev Circ	2005
27	Rodriguez	RRC-03	6,951,045	451,470	3,944	140	-70	386	Rev Circ	2005
28	Rodriguez	RRC-04	6,950,380	450,835	3,563	320	-70	252	Rev Circ	2005
29	Rodriguez	RRC-05	6,951,165	451,300	3,890	220	-60	400	Rev Circ	2005
30	Rodriguez	RRC-06	6,950,735	451,305	3,821	140	-60	252	Rev Circ	2005
31	Quebradas	QG-01	6,950,260	451,278	3,681	20	-60	75	Rev Circ	2005
32	Quebradas	QG-02	6,950,167	451,334	3,714	20	-60	75	Rev Circ	2005
33	Quebradas	QG-03	6,950,259	451,368	3,714	20	-60	75	Rev Circ	2005
34	Quebradas	QG-04	6,950,333	451,430	3,714	20	-60	75	Rev Circ	2005
35	Quebradas	QG-05	6,950,148	451,511	3,757	30	-60	75	Rev Circ	2005
36	Quebradas	QG-06	6,950,227	451,536	3,756	30	-60	12	Rev Circ	2005
		QG-06Bis	6,950,228	451,537	3,756	30	-60	75	Rev Circ	2005
37	Quebradas	QG-07	6,950,051	451,593	3,755	140	-60	100	Rev Circ	2005
38	Quebradas	QG-08	6,950,471	451,691	3,788	0	-60	100	Rev Circ	2005
39	Quebradas	QG-09	6,950,662	451,446	3,805	150	-60	100	Rev Circ	2005
40	Quebradas	QG-10	6,950,465	451,302	3,709	120	-60	100	Rev Circ	2005
41	Quebradas	QG-11	6,950,607	451,099	3,722	300	-60	250	Rev Circ	2005
42	Quebradas	QG-12	6,950,281	450,907	3,570	340	-60	75	Rev Circ	2005
43	Quebradas	QG-13	6,950,219	450,685	3,473	340	-60	78	Rev Circ	2005
44	Quebradas	QG-14	6,949,910	450,458	3,427	330	-60	100	Rev Circ	2005
45	Quebradas	QG-15	6,950,120	451,315	3,712	20	-60	18	Rev Circ	2005
46	Quebradas	QG-16	6,950,127	451,307	3,710	20	-60	120	Rev Circ	2005
47	Quebradas	QG-17	6,950,220	451,350	3,716	20	-60	30	Rev Circ	2005
48	Quebradas	QG-18	6,950,305	451,400	3,712	20	-60	30	Rev Circ	2005
49	Quebradas	QG-19	6,950,160	451,275	3,701	20	-60	50	Rev Circ	2005
50	Quebradas	QG-20	6,950,185	451,285	3,701	20	-60	50	Rev Circ	2005
51	Quebradas	QG-21	6,950,127	451,470	3,681	180	-60	50	Rev Circ	2005
52	Quebradas	QG-22	6,950,140	451,390	3,725	20	-60	50	Rev Circ	2005
53	Quebradas	QG-23	6,950,165	451,395	3,732	20	-60	50	Rev Circ	2005
54	Quebradas	QG-24	6,949,920	451,325	3,708	150	-60	100	Rev Circ	2005
55	Quebradas	QG-25	6,949,985	451,155	3,670	340	-60	100	Rev Circ	2005
56	Quebradas	QG-26	6,950,000	450,500	3,403	325	-70	300	Rev Circ	2005
							Total:	14,344 m
Note: UTM coordinates referenced to S. American 56 – Zone 19 map datum

6951500 mN
6951000 mN
6950500 mN
6950000 mN
6949500 mN
6949000 mN
6948500 mN
450000 mE
450500 mE
451000 mE
451500 mE
N
S
E
W
Matta North Target Area
Rodriguez Porphyry Target Area
Quebrada Gold Target Area
Cerro Matta Target Area
Trenches
DDH-02
RRC-05
RRC-03
RRC-01
CIRC-01
DDH-06
MRC-06
RRC-02
RRC-06
OG-09
DDH-07
OG-11
OG-10
RRC-04
DDH-05
OG-12
OG-13
OG-04
OG-18
OG-01
OG-03
OG-17
OG-23
OG-22
OG-24
OG-25
OG-28
OG-14
MRC-04
DDH-01
DDH-03
MRC-05
MRC-14
MDH-06
MDH-05
MRC-02
MRC-01
MDH-03
MDH-01
MRC-11
MRC-08
Intrusive Rocks
Andesite Dykes
Porphyritic Dacite
Late Granodiorite Porphyry
Rodriguez Porphyry
Intermediate Porphyry
Border Phase
Matta Porphyry A
Early Porphyry
Diorite
Stratified Country Rocks
Pyroxene Andesites
Andesite Flows
Andesite Tuff
Andesite Volcaniclastic
Agglomerates (COS)
Epiclastics (COM)
Red Bed Sandstone (COM-JL)
Limestones (JL)
Breccias
Fault Breccias
Contact Breccias
Hydrothermal Breccias
Tourmaline Breccias
Silica Breccias
Massive Silification
Structures
Limit of significant Land Side
Symbology
Metallica RC Drill Hole Location
Metallica Diamond Drill Hole Location
Stell-Billiton Diamond Drill Hole Location
0
250
500
metres
1:15000
METALLICA RESOURCES INC.
Rio Figueroa Project
Matta - Rodriguez Area
Region III, Chile
Geology
&
Drill Hole Locations